

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

April 3, 2009

Clarence Otis, Jr.
Chairman and Chief Executive Officer
Darden Restaurants, Inc.
5900 Lake Ellenor Drive
Orlando, Florida 32809

> **Re:** **Darden Restaurants, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **May 25, 2008**
> **Filed July 17, 2008**
> **File No. 001-13666**

Dear Mr. Otis:

We have reviewed your responses to the comments in our letter dated January 26, 2009 and have the following comments in response.

Schedule 14A Proxy Statement:

Annual Cash Incentive, page 39

1. We note that you intend to disclose corporate performance targets related to diluted earnings per share and sales growth. However, it is unclear whether you intend to disclose in future filings all other targets related to your annual cash incentive. For instance, it appears that operating company performance targets are also a factor in determining the annual cash incentive for certain named executive officers. Please confirm that you will disclose all targets related to your annual cash incentive. If you believe that certain targets may be omitted due to competitive harm, please provide a detailed analysis in support of such conclusion. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

Long-Term Incentives, page 42

2. You state on page 43 that a number of performance stock units will vest upon the achievement of "performance hurdles" related to total annual sales and return on gross investment. These targets are not currently disclosed. Please confirm that

you will disclose in future filings all performance targets and applicable formulas related to your long-term incentives. As noted in the preceding comment, if you believe that certain targets may be omitted due to competitive harm, please provide a detailed analysis in support of such conclusion. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris,
Attorney - Advisor